JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

March 25, 2025

Ms. Jaea Hahn
Ms. Kalkidan Ezra
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Ms. Hahn and Ms. Ezra:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff the “Staff) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on February 25, 2025. The comments related to Post-Effective Amendment (“PEA”) No. 209 to the registration statement of the Trust, which was filed on January 10, 2025, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of ten new series of the Trust, the Tuttle Capital AAPL 0DTE Covered Call ETF, Tuttle Capital GOOGL 0DTE Covered Call ETF, Tuttle Capital META 0DTE Covered Call ETF, Tuttle Capital TSLA 0DTE Covered Call ETF, Tuttle Capital NVDA 0DTE Covered Call ETF, Tuttle Capital AMZN 0DTE Covered Call ETF, Tuttle Capital MSFT 0DTE Covered Call ETF, Tuttle Capital MSTR 0DTE Covered Call ETF, Tuttle Capital COIN 0DTE Covered Call ETF, and Tuttle Capital IBIT 0DTE Covered Call ETF (each a “Fund” and collectively the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

●	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review. Email redlines of changed pages.
●	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.
●	Fill in any bracketed language, placeholder language, charts or tables that are missing any information prior to going effective.

Response: The Trust acknowledges the points made above in the “General Comments.”

Jaea Hahn and Kalkidan Ezra
U.S. Securities and Exchange Commission
March 25, 2025

Prospectus

1.	Comment: It is the Staff’s understanding that 0DTE options on the asset referenced by each series, for example, Apple, Meta, or IBIT, are not currently available to invest in. Please revise the Principal Investment Strategies disclosure to reflect how each Fund will implement its strategy at the launch date of the Funds. The Staff requests that the Registrant BXT until 0DTE options are available. Provide the staff a redline of the proposed revisions.

Response: The Trust has revised the disclosure in response to the Staff’s comment. The Trust notes that each Fund is currently able to write or purchase 1DTE FLEX Options on each Underlying Security except for IBIT. When the Fund purchases 1DTE FLEX Options on the Underlying Security, it is then able to purchase 0DTE Flex Options on that Underlying Security the next day to achieve the 0DTE exposure.

Investment Objective

2.	Comment: The Staff notes that the covered call strategy provides exposure to the underlying security subject to a cap, as applicable. Please clarify the secondary investment objective which states that the second objective is to provide capital appreciation.

Response: The Trust declines to make any changes to the Fund’s secondary investment objective. The Trust has revised the secondary investment objective disclosure in the principle investment strategies section.

Fees and Expenses of the Fund

3.	Comment: Provide completed fee tables and expense examples for Staff review.

Response: The completed fee table and expense examples are below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee(1)	0.95%
Distribution (12b-1) and Service Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.95%
(1)	Under the Investment Advisory Agreement, Tuttle Capital Management, LLC (the “Adviser”), at its own expense and without reimbursement from the Fund, pays all of the expenses of the Fund, excluding the advisory fees, interest expenses, taxes, acquired fund fees and expenses, brokerage commissions and any other portfolio transaction-related expenses and fees arising out of transactions effected on behalf of the Fund, credit facility fees and expenses, including interest expenses, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.
(2)	Other Expenses are based on estimated amounts for the current fiscal year.

2

Jaea Hahn and Kalkidan Ezra
U.S. Securities and Exchange Commission
March 25, 2025

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Name of Fund	1 Year	3 Years
Tuttle Capital AAPL 0DTE Covered Call ETF	$97	$303

Principal Investment Strategies

4.	Comment: The Staff notes that these are all single stock strategies or single asset strategies, please clarify if true:

●	Investment in the fund, is not an investment in the underlying security, if true;

●	The Fund’s strategy will cap its potential gain if the underlying security share and increase in value;

●	The Fund’s strategy is subject to potential losses in the underlying security decreases in value, which may not be offset by any income received by the Fund; and

●	The Fund’s shareholders are not entitled to the underlying security’s dividends.

Response: The Trust has revised the disclosure to address the Staff’s comment.

5.	Comment: Please clarify that the exposure to the price return of Apple is capped. Additionally, and in the appropriate section of the filing, please explain how price return differs from total return.

Response: The Trust has revised the disclosure to address the Staff's comment. The Trust notes that the capital appreciation is not “capped,” but is rather partially offset depending on the specific options used and current market conditions. The Trust has added the following disclosure in this regard:

Although the Fund will seek capital appreciation through the purchase of in-the-money call options on the Underlying Security or through investing directly in the Underlying Security, any participation in gains achieved through the increase in value of the Underlying Security will be offset to a degree by the Fund’s net short exposure to the Underlying Security through its sale of call options on the Underlying Security.

3

Jaea Hahn and Kalkidan Ezra
U.S. Securities and Exchange Commission
March 25, 2025

6.	Comment: Please clarify what percentage of its assets the Fund intends to invest directly in each Underlying Security. In your response, please explain how the Funds’ intended strategies are and will be consistent with 140 under the 1933 Act. Alternatively, please delete references to the Fund directly purchasing the underlying security.

Response: The Trust declines to include a percentage limitation or description regarding the Fund’s direct investment in the Underlying Security as that can change based on market conditions.

Regarding Rule 140, the Trust does not believe Rule 140 is applicable to the Funds. Rule 140 is not applicable in circumstances where the primary issuer (here, the Funds) is not an “underwriter” of the underlying securities. The primary issuer cannot be an underwriter of the underlying securities where the underlying securities are not purchased from the issuer (or an affiliate of the issuer) of the underlying securities. Rule 140 is a definitional rule that further defines when a person is engaged in a “distribution” as the term is used in Section 2(a)(11) of the Securities Act, which defines the term “underwriter.” In other words, a person cannot be “engaged in a distribution” under Rule 140 unless such person first fits within the definition of underwriter.

Rule 140 provides that—the

[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, . . . is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of Section 2(11) of the [Securities] Act.

Section 2(a)(11) under the Securities Act defines an “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking . . . .”

As a definitional rule, Rule 140 itself does not impose any requirements. However, the Staff has interpreted the rule to mean that when a person is deemed to be “engaged in a distribution” for purposes of Rule 140, the issuer of the underlying securities purchased by such person implicating Rule 140 is deemed a “co-issuer” and must sign the registration statement of such other person.

The purpose of Rule 140 is to curb the abuses by persons who may underwrite securities through the issuance of their own securities, “and using the proceeds of the sale of those securities to purchase the securities of another issuer, without disclosing to the purchasers of their securities information with respect to the issuer of such securities.”1 The rule thus serves to prevent issuers from benefitting indirectly through the sale of securities that may otherwise not comply with the Securities Act of 1933.

[1]	See Merrill Lynch Mortgage Investors, Inc., SEC No-Action Letter (April 18, 1988).

4

Jaea Hahn and Kalkidan Ezra
U.S. Securities and Exchange Commission
March 25, 2025

There is no basis under the Securities Act or Rule 140 to subject the issuer of the underlying securities to Securities Act liability for an offering that does not benefit such issuer, as is the case with the Fund’s offering. Section 2(a)(11) requires that in order to meet the definition of an underwriter, the securities must be purchased directly from an issuer or such sale must be for an issuer. Here, each Fund will only hold the Underlying Security either generally contributed to it in-kind from Authorized Participants or pursuant to a Fund exercising its call options, and where such Underlying Security were acquired by the Authorized Participants or other investors in the secondary market, meaning that the issuer of the Underlying Security does not benefit from the Fund’s offering whatsoever. Therefore, the Fund cannot be engaged in the distribution of the convertible bonds under section 2(a)(11) of the Securities Act or Rule 140 and it would serve no purpose to require the issuer of the underlying securities to sign the Fund’s registration statement.

7.	Comment: Please clarify whether daily 0DTE options are currently available for the Underlying Security, and if not revise the discussion to clarify how the Funds’ Principal Investment Strategies will be implemented at launch.

Response: The Trust has revised the disclosure to address the Staff’s comment.

8.	Comment: If accurate, please disclose that there can be no guarantee that daily 0DTE options will be available for each underlying security on Cboe or another exchange.

Response: The Trust has revised the disclosure to address the Staff’s comment.

9.	Comment: To the extent that the Funds intend to use FLEX options to mimic 0DTE options, please so state.

Response: The Trust has revised the disclosure to address the Staff’s comment.

10.	Comment: What are the expected target maturities for the different option contracts that the Fund invests in other than 0DTE sold call options.

Response: The Trust has revised the disclosure to address the Staff’s comment.

11.	Comment: As the option contracts the Fund holds are exercised or expired will it enter into new option contracts, for example, engage in “rolling” if so, please disclose that the rolling of options may result in high portfolio turnover.

Response: The Trust has revised the disclosure to address the Staff’s comment.

12.	Comment: Please confirm supplementally if synthetic covered call strategy will be fully covered. If not, please explain why calling the strategy covered is appropriate. If you are going to invest in underlying securities, how will holding the underlying securities and synthetic puts work?

Response: The Trust confirms that the covered call strategy will be fully covered. The Funds will use a combination of the Underlying Security and synthetic long position, which can be FLEX Options or standardized listed options and will be writing calls using both FLEX Options and standardized listed options.

5

Jaea Hahn and Kalkidan Ezra
U.S. Securities and Exchange Commission
March 25, 2025

13.	Comment: Please clarify whether the Funds will use leverage.

Response: The Funds do not intend to use leverage.

14.	Comment: Disclose whether losses may be offset by premiums and if not, please clarify that premiums might not offset all losses.

Response: The Trust has revised the disclosure to address the Staff’s comment.

15.	Comment: Please explain notional value and strike price in plain English as these option terms are not described in the filing.

Response: The Trust has revised the disclosure to address the Staff’s comment.

16.	Comment: The Fund suggests it’s going to make monthly distribution payments. Disclose whether any portion of the monthly distribution payment will be return of capital and, if so, please add corresponding disclosure.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Principal Risks of Investing in the Fund

17.	Comment: The Staff notes in that the last sentence of the 0DTE Options Risk states, “To the extent that the OCC enacts new rules relating to 0DTE options that make it impracticable or impossible for the Fund to utilize 0DTE options to effectuate its investment strategy, it may instead utilize options with the shortest remaining maturity available or it may utilize swap agreements to provide the desired exposure.” Please add this sentence to the Principal Investment Strategies above. The Staff notes, the disclosure currently suggests that FLEX options can be used to effect the 0DTE strategies with no discussion of the use of swaps.

Response: The Trust has revised the disclosure to address the Staff’s comment.

18.	Comment: The Staff notes in the Liquidity Risk, that the size of positions increase the risk of liquidity. Please clarify that the large size of positions as well as the focus on a single underlying security, may increase liquidity risk.

Response: The Trust has revised the disclosure to address the Staff’s comment.

6

Jaea Hahn and Kalkidan Ezra
U.S. Securities and Exchange Commission
March 25, 2025

Investment Risks of the Underlying Security

19.	Comment: Please consider identifying other risks that may apply to the underlying security, such as large cap company risk.

Response: The Trust has revised the disclosure to address the Staff’s comment.

20.	Comment: Generally, please consider the following:

1.	Adding a risk relating to price participation to clarify that investing in the Fund is not equivalent to investing in the Underlying issuer.

2.	That the Fund’s investment strategy to sell call options contracts will limit participation in any gains in the share price of the underlying issuer, while leaving the Fund exposed to any decreases in value experienced by the underlying issuer over the call period.

Response: The Trust has revised the disclosure to address the Staff’s comment.

21.	Comment: Please explain how the Fund’s NAV will correlate on a day-to-day basis with the returns of the underlying issuer.

Response: The Trust declines to make any changes in response to the Staff’s comment. The Fund already discloses that the Fund’s NAV is not correlated to and is not intended to track the price of the Underlying Security.

22.	Comment: Please add a risk for the Fund’s investment exposure to a single issue. For example, the Fund may be more volatile than a traditional pooled investment vehicle which diversifies risk or the market as a whole.

Response: The Trust has revised the disclosure to address the Staff’s comment.

23.	Comment: Please briefly address underlying security trading risk and share price volatility. Specifically, if a large portion of the shares may be held by short sellers and the performance risk if the underlying security does not meet market expectations.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Performance History

24.	Comment: Please supplementally identify the appropriate broad-based securities market index by which the Fund will measure its performance.

Response: The Fund currently intends to use the S&P 500 Index.

Purchase and Sale of Fund Shares

25.	Comment: The Staff notes the second sentence of the paragraph states, “Creation Unit transactions are typically conducted in exchange for the deposit or delivery of in-kind securities and/or cash.” The risk above states it will issue and redeem creation units in-kind or cash. Please reconcile.

Response: The Trust has revised the disclosure to address the Staff’s comment.

7

Jaea Hahn and Kalkidan Ezra
U.S. Securities and Exchange Commission
March 25, 2025

26.	Comment: If the Fund may return capital as a part of monthly distribution, please briefly discuss how return of capital is treated for tax purposes.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Fund Summary – Tuttle Capital NVDA 0DTE Covered Call ETF

27.	Comment: The Staff requests in the Cryptocurrency Risk, to please clarify that crypto assets and crypto asset futures contracts have historically been subject to significant price volatility and disclose that the value of crypto assets has been and may continue to be substantially dependent on speculation such that trading and investing in crypto assets generally may not be based on fundamental analysis.

Response: The disclosure has been updated to address the Staff’s comment.

Fund Summary – Tuttle Capital AMZN 0DTE Covered Call ETF

28.	Comment: The Staff notes in the ninth paragraph of the Principal Investment Strategies that the file number of 000-22513 is incorrect for Amazon.

Response: The disclosure has been updated to address the Staff’s comment.

Fund Summary – Tuttle Capital COIN 0DTE Covered Call ETF

29.	Comment: The Staff notes that the Capital Markets Industry Risk is duplicated.

Response: The disclosure has been updated to address the Staff’s comment.

Fund Summary – Tuttle Capital IBIT 0DTE Covered Call ETF

30.	Comment: In the Principal Investment Strategies, please clarify whether the Fund will purchase shares of iShares Bitcoin Trust ETF as suggested in the first paragraph or if it’s only going to hold a synthetic position in the ETF. Additionally, if the Fund intends to hold the shares of IBIT, please clarify how much of the Fund’s assets will be invested in the ETF, and please state how the Fund will obtain shares of the ETF. For example, secondary market transactions or the purchase of creation units.

Response: The disclosure has been updated to address the Staff’s comment.

31.	Comment: As noted above for s single stock fund, please clarify that the underlying ETF, is not able to trade daily 0DTE options and explain how the Fund will operate at launch.

Response: The disclosure has been updated to address the Staff’s comment.

32.	Comment: Please clarify whether the Fund or Adviser are affiliated with iShares Bitcoin Trust ETF. Are there any conflicts of interest?

Response: The disclosure has been updated to address the Staff’s comment.

8

Jaea Hahn and Kalkidan Ezra
U.S. Securities and Exchange Commission
March 25, 2025

iShares Bitcoin Trust ETF

33.	Comment: In the second paragraph, please revise the disclosure to include the 34 Act file number and remove the reference to the 40 Act file number.

Response: The disclosure has been updated to address the Staff’s comment.

Investment Risks of the Underlying Security

34.	Comment: The Staff notes in the IBIT Investing Risk, the third sentence references “the Index.” Please clarify what Index the fund is referring to or referencing in the sentence.

Response: The disclosure has been updated to address the Staff’s comment.

35.	Comment: The Staff request to please disclose Bitcoin Risk, rather than Digital Assets Risk, as well as Blockchain Risk and risks related to exchange traded products. The Staff notes that because it’s an ETP there is potential for Authorized Participant’s Risk.

Response: The disclosure has been updated to address the Staff’s comment.

Additional Information About the Funds’ Investments

36.	Comment: The Staff notes that the first sentence of Principal Investment Strategies is not entirely bold. Please bold the entire sentence or remove the bolding from the partial sentence.

Response: The disclosure has been updated to address the Staff’s comment.

37.	Comment: Please consider moving the definition of “deep-in-the-money” to above where deep-in-the-money is initially mentioned.

Response: The disclosure has been updated to address the Staff’s comment.

38.	Comment: Please conform Item 9 to comments issued in Item 4 above, particularly with respect to the availability of the 0DTE options for each underlying security. Consider revising the repetition of disclosure.

Response: The disclosure has been updated to address the Staff’s comment.

Additional Information About Risk

39.	Comment: The Staff notes in the second paragraph of the Covered Call Risk it states, “Additionally, the Fund is a “synthetic” covered call strategy, meaning that it derives its long exposure to the Underlying Security from options that utilize the Underlying Security as the reference asset.” Consider moving this disclosure to the Principal Investment Strategies where the Fund references synthetic covered calls strategies.

Response: The disclosure has been updated to address the Staff’s comment.

9

Jaea Hahn and Kalkidan Ezra
U.S. Securities and Exchange Commission
March 25, 2025

40.	Comment: In the Cryptocurrency Risk, please clarify that crypto assets and crypto asset futures contracts have historically been subject to significant price volatility and disclose that the value of crypto assets has been and may continue to be dependent on speculation such that trading and investing in crypto assets generally may not be based on fundamental analysis.

Response: The disclosure has been updated to address the Staff’s comment.

41.	Comment: The Staff notes the fifth sentence of the second paragraph of Cryptocurrency Risk it states, “Cryptocurrency exchanges may stop operating or permanently shut down due to fraud, technical glitches, hackers or malware.” The Staff notes the reference to exchange and requests changing it to crypto currency asset trading platforms, or another term that doesn’t suggest that they are exchanges. Additionally, please disclose the crypto asset trading platforms on which the crypto assets are traded on.

Response: The disclosure has been updated to address the Staff’s comment.

42.	Comment: The Staff notes in the Semiconductor Industry Risk, to please consider whether the emergence of AI has created special risks for these companies and if so, please disclose it.

Response: The Trust has considered the Staff’s comment.

How to Buy and Sell Shares

43.	Comment: Please update the table to provide the trading symbol for each Fund.

Response: The disclosure has been updated to address the Staff’s comment.

Dividends, Other Distributions and Taxes

44.	Comment: If the Funds’ distribution includes a return of capital, please revise the tax discussion accordingly.

Response: The disclosure has been updated to address the Staff’s comment.

SAI

45.	Comment: The Staff notes in the Investment Limitations to please tailor #4 of the Fundamental Restriction for these Funds as there are no underlying funds in which each series will be concentrated.

Response: The disclosure has been updated to address the Staff’s comment.

10

Jaea Hahn and Kalkidan Ezra
U.S. Securities and Exchange Commission
March 25, 2025

Part C

46.	Comment: The Agreement and Declaration of Trust, Article 7, Section 4 requires that a Shareholder first make a pre-suit demand on the Board of Trustees prior to any derivative actions. Please disclose this in the SAI.

Response: The disclosure has been updated to address the Staff’s comment.

*                                  *                                  *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

11